EXHIBIT 5.1

[Dorsey & Whitney LLP Letterhead]

November 9, 2004

Deluxe Corporation

3680 Victoria Street North

Shoreview, Minnesota 55126-2966

Ladies and Gentlemen:

We have acted as counsel to Deluxe Corporation, a Minnesota corporation (the “Company”), in connection with a Registration Statement on Form S-4 (the “Registration Statement”) that the Company has filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended. The Registration Statement relates to the Company’s offer (the “Exchange Offer”) to (i) exchange up to $325 million principal amount of its 3½% notes due 2007, Series B, which have been registered under the Securities Act of 1933, as amended (the “New 2007 Notes”), for up to $325 million aggregate principal amount of its issued and outstanding 3½% notes due 2007 (the “Old 2007 Notes”) or (ii) exchange up to $275 million aggregate principal amount of its 5 1/8% notes due 2014, Series B, which have been registered under the Securities Act of 1933, as amended (the “New 2014 Notes” and together with the New 2007 Notes, the “New Notes”), for up to $275 million aggregate principal amount of its issued and outstanding 5 1/8% notes due 2014 (the “Old 2014 Notes” and, together with the Old 2007 Notes, the “Old Notes”). The Old Notes were issued, and it is proposed that the New Notes be issued, under an indenture, dated as of April 30, 2003 (as so supplemented and as may be further supplemented or amended from time to time, the “Indenture”), by and between the Company and Wells Fargo Bank, N.A. (formerly Wells Fargo Bank Minnesota, N.A.), as trustee (the “Trustee”), and the New Notes are delivered pursuant to a registration rights agreement, dated as of October 1, 2004 (the “Registration Rights Agreement”), by and between the Company, J.P. Morgan Securities Inc. (“JPMorgan”) and Wachovia Capital Markets, LLC (“Wachovia” and together with JPMorgan, the “Representatives”), as representatives to the initial purchasers listed on Schedule 1 (the “Initial Purchasers”) to the Purchase Agreement, dated September 28, 2004, by and between the Company and the Initial Purchasers.

We have examined such documents and reviewed such questions of law as we have considered necessary and appropriate for purposes of this opinion.

In rendering our opinion set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than any Issuer, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to our opinion, we have relied upon certificates of officers of the Issuers and of public officials, including those delivered on the date hereof.

Based on the foregoing, we are of the opinion that:

The New Notes have been duly authorized by the Company and, when duly issued, executed and authenticated by the Trustee in accordance with the terms of the Indenture and delivered by the Company in accordance with the terms of the Registration Rights Agreement, the New Notes will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

Our opinion is subject to the following assumptions and qualifications:

(a) Our opinion above is subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, statutes of limitation or other similar laws and judicial decisions affecting creditors’ rights generally and general principles of equity, including (without limitation) concepts of materiality, reasonableness, good faith and fair dealing, estoppel, election of remedies and other similar doctrines affecting the enforceability of agreements generally (regardless of whether considered in a proceeding in equity or at law). In addition, the availability of specific performance, injunctive relief, the appointment of a receiver or other equitable remedies is subject to the discretion of the tribunal before which any proceeding therefor may be brought.

(b) We express no opinion as to the enforceability of (i) waivers by parties of any statutory or constitutional rights or remedies, (ii) provisions providing that waivers or consents by a party may not be given effect unless in writing or that one or more waivers may not under certain circumstances constitute a waiver of other matters of the same kind, (iii) any indemnification and contribution rights, which may be limited by applicable law or public policy and (iv) obligations of any party to pay any default interest rate, early termination fee or other form of liquidated damages, to the extent that the payment of such interest rate, fee or damages is construed as unreasonable in relation to actual damages or disproportionate to actual damages suffered by the party to which such amounts are paid as a result of such default or termination, or is otherwise not qualified as liquidated damages.

(c) Minnesota Statutes § 290.371, Subd. 4, provides that any corporation required to file a Notice of Business Activities Report does not have a cause of action upon which it may bring suit under Minnesota law unless the corporation has filed a Notice of Business Activities Report and provides that the use of the courts of the State of Minnesota for all contracts executed and all causes of action that arose before the end of any period for which a corporation failed to file a required report is precluded. Insofar as our opinion may relate to the valid, binding and enforceable character of any agreement under Minnesota law or in a Minnesota court, we have assumed that any party other than the Company seeking to enforce such agreement has at all times been, and will continue at all times to be, exempt from the requirement of filing a Notice of Business Activities

Report or, if not exempt, has duly filed, and will continue to duly file, all Notice of Business Activities Reports.

Our opinion expressed above is limited to the laws of the States of Minnesota and New York and the federal laws of the United States of America.

We express no opinion as to the validity, binding effect or enforceability of any provision of the Indenture, the Registration Rights Agreement or the New Notes related to choice of law, forum selection or submission to jurisdiction (including, without limitation, any express or implied waiver of any objection to venue to any court or of any objection that a court is an inconvenient forum) to the extent that the validity, binding effect or enforceability of any such provision is to be determined by any court other than a state court of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the reference to our firm under the caption “Legal Matters” in the prospectus constituting part of the Registration Statement.

This opinion is rendered to you in connection with the above matter. This opinion may not be relied upon for any other purpose or furnished to any other person without our prior written consent.

Very truly yours,

/s/ Dorsey & Whitney LLP

JBA

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